UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period ________________________ TO ________________________

Commission file number 1-44

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ADM Employee Stock Ownership Plan for Salaried Employees

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive officer:

Archer-Daniels-Midland Company

4666 Faries Parkway

PO Box 1470

Decatur, Illinois 62525

Audited Financial Statements

ADM Employee Stock Ownership Plan for Salaried Employees

Years Ended December 31, 2002 and 2001

ADM Employee Stock Ownership Plan

for Salaried Employees

Audited Financial Statements

Years Ended December 31, 2002 and 2001

Contents

Report of Independent Auditors 1

Audited Financial Statements

Statements of Net Assets Available for Benefits 2

Statements of Changes in Net Assets Available for Benefits 3

Notes to Financial Statements 4

Report of Independent Auditors

The Administrative Committee

ADM Employee Stock Ownership Plan
for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of the ADM Employee Stock Ownership Plan for Salaried Employees as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

May 30, 2003

St. Louis, Missouri

ADM Employee Stock Ownership Plan

for Salaried Employees

Statements of Net Assets Available for Benefits

	December 31
	2002	2001
Assets
Interest in Master Trust	$234,573,632	$276,135,213
Contributions receivable from employer	1,220,931	1,135,458
Net assets available for benefits	$235,794,563	$277,270,671

See accompanying notes.

ADM Employee Stock Ownership Plan

for Salaried Employees

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2002	2001
Additions:
Contributions from employer	$ 15,014,540	$ 13,550,954
Dividend and interest income	4,181,624	5,696,624
	19,196,164	19,247,578

Deductions:
Benefit payments	(17,697,503)	(16,659,357)
Transfer of assets to another plan	(5,713,342)	(3,607,688)
	(23,410,845)	(20,267,045)

Net realized and unrealized appreciation (depreciation) in fair value of common stock	(37,261,427)	828,510

Net decrease	(41,476,108)	(190,957)

Net assets available for benefits at beginning of year	277,270,671	277,461,628
Net assets available for benefits at end of year	$235,794,563	$277,270,671

See accompanying notes.

1. Description of the Plan

General

The ADM Employee Stock Ownership Plan for Salaried Employees (the Plan), as amended, is a defined contribution plan available to all eligible salaried employees of Archer Daniels Midland Company (ADM or the Company) who have completed six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

The Company designed the Plan to operate in cooperation with the ADM 401(k) Plan for Salaried Employees (ADM 401(k) Plan). The Plan provides eligible employees with a means to acquire ADM common stock through participant and Company matching contributions. Company matching contributions are based on participant contributions to the ADM 401(k) Plan.

All plan assets are held and managed by Hickory Point Bank & Trust, FSB (HPB), a wholly owned subsidiary of the Company, through a master trust established for the Plan and certain other ADM benefit plans (Master Trust).

Contributions

As described above, Company matching contributions are based on participant contributions remitted to the ADM 401(k) Plan. The Company matches 100% of the first 4% of compensation contributed and 50% of the next 2% of compensation contributed to the ADM 401(k) Plan in the form of ADM common stock contributed to the Plan. All Company contributions are fully vested to the participant.

1. Description of the Plan (continued)

Investment Options

Effective July 1, 2002, participants may elect at any time to convert all or any number of the shares of ADM common stock credited to their Company matching account balance to cash and have the cash transferred to the ADM 401(k) Plan to be invested in the investment options available under the ADM 401(k) Plan.

Withdrawals

The full value of an employee's account is payable following termination of employment. Withdrawals by active employees are only permitted upon reaching age 59 1/2 or for specific hardship circumstances.

2. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Investments

Investments in the Master Trust are carried at fair value. Common stocks are valued at the quoted market price on the last business day of the plan year. Investments in mutual funds are stated at the reported net asset value on the last day of the plan year. Unallocated funds are invested in a short-term money market account as deemed appropriate by the trustee.

2. Significant Accounting Policies (continued)

Plan Expenses

Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities are charged against the trust fund and added to the cost of such securities or deducted from the sale proceeds, as the case may be. Any remaining costs of administering the Plan are currently paid by the Plan's sponsor, ADM. While it is anticipated ADM will continue to pay these costs, the Plan does permit the reasonable expenses of administering the Plan to be paid from the trust fund.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain items in the prior year financial statements have been reclassified to conform to the current year's presentation.

3. Master Trust Investment Information

The Plan's investments are held in the Master Trust. The Plan's interest in the Master Trust is fully allocated to ADM common stock. Investments and the income therefrom are allocated to participating plans based on each plan's participation in investment options within the Master Trust. At December 31, 2002 and 2001, the Plan's interest in the net assets of the Master Trust was approximately 54.7% and 60.1%, respectively.

3. Master Trust Investment Information (continued)

The following table presents the fair value of investments for the Master Trust:

	December 31
	2002	2001
Assets
Cash equivalents	$ 240,053	$ -
Investment securities:
ADM common stock	304,988,738	349,016,405
Mutual funds	114,105,194	98,163,615
Other common stock	9,268,253	12,233,351
Net assets available for benefits	$428,602,238	$459,413,371

Summarized financial information with respect to the Master Trust's investment income is as follows:

	Year Ended December 31
	2002	2001
Net realized and unrealized appreciation (depreciation) on investments:
ADM common stock	$(47,713,753)	$ 1,540,661
Mutual funds	(13,499,444)	(1,316,567)
Other common stock	(2,677,367)	(1,493,113)
	$(63,890,564)	$ (1,269,019)

Dividend and interest income	$ 8,445,989	$ 8,852,339

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service, dated July 18, 1996, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt. Subsequent amendments have been structured to, and are intended to, maintain the Plan's qualified status.

Distributions of benefits to participants, their estates, or beneficiaries generally are subject to federal income tax as either ordinary income or capital gain depending on the event giving rise to the distribution and the method used.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ARCHER DANIELS MIDLAND COMPANY

/s/Douglas J. Schmalz

Douglas J. Schmalz

Senior Vice President and Chief Financial Officer

Dated: June 27, 2003

Exhibit Index

Exhibit Description

23 Consent of Ernst & Young LLP.

99.1 Certificate of the Vice President - Human Resources pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002).

99.2 Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002).